Exhibit 99.2

For Immediate Release

Flamel announces patent filing for Trigger Lock™ System to
Prevent Opioid Misuse and Abuse

LYON, France — June 14, 2005 — Flamel Technologies, S.A. (“Flamel”) NASDAQ: FLML announced today that it has filed a PCT (Patent Cooperation Treaty) patent application with the European Patent Office regarding its Trigger Lock™ technology, based on its Micropump® platform, for the prevention of opioid misuse and abuse.

Opioid derivatives are increasingly prescribed for the treatment of severe and chronic pain. Nevertheless, many experts feel that patients suffering such pain are under-served due to concerns about the potential misuse and abuse of the medications doctors would otherwise prescribe. Sales of these pain treatments totalled over $6 billion in 2004.

It is estimated that a substantial portion of these drugs are taken by drug abusers, who manipulate the currently-marketed long-acting formulations so as to achieve an immediate release of the active ingredients. This practice is common in the U.S. and Europe.

Flamel has already filed four patents describing claims to lessen and avoid the potential abuse and misuse of these much-needed medications. The fifth patent announced today describes further claims to avoid the misuse of the active ingredients in the event they are sought to be used other than as prescribed. “The concept is to effectively trap the drug if the drug is improperly extracted by drug abusers from the delivery system”, said Dr. Gerard Soula, Flamel’s founder, president and chief executive officer. “The details of this invention will be communicated to potential partners only under a confidentiality agreement.”

This technology would appear to have application across the opioid class, including products such as oxycodone, which is off patent, oxymorphone, hydromorphone, tramadol and others.

Flamel believes this invention responds to the questions being addressed by governmental agencies to avoid the misusage of opioid drugs and is actively promoting the concept with potential partners. The company is pleased to be able to contribute a potential solution to the abuse of these drugs and is hopeful that this solution will allow physicians to address the under-served chronic-pain and severe-pain needs of their patients.

Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Flamel’s Medusa® technology is designed to deliver therapeutic proteins. Micropump® is a controlled release and taste-masking technology for the oral administration of small molecule drugs.

This document contains a number of matters, particularly as related to the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

The presentation reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.

These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances.

These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2003.

Contact:

Flamel Technologies S.A.
Gerard Soula, (33) 4-72-78-34-34
Fax: (33) 4-72-78-34-35
Soula@flamel.com
or
Stephen H. Willard, 202-862-3993
Fax: 202-862-3933
Willard@flamel.com
or
Charles Marlio, 202-862-8535
Fax: 202-862-3933
Marlio@flamel.com